UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number     1-13144

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

ESI 401(k) PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ITT EDUCATIONAL SERVICES, INC.

5975 Castle Creek Parkway N. Drive

P.O. Box 50466

Indianapolis, Indiana 46250-0466

(317) 594-9499

ESI 401(k) PLAN

Annual Report to the Securities and Exchange Commission

December 31, 2001

Item 4.                                   The ESI 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Plan’s financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA.  Such financial statements and schedules are included in this Report in lieu of the information required by Items 1 - 3 of Form 11-K.

FINANCIAL STATEMENTS AND EXHIBIT.

*   Other schedules required by section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

Report of Independent Accountants

To the Participants and Administrator of

the ESI 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the ESI 401(k) Plan (the “Plan”) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) and of reportable (5%) transactions for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PRICEWATERHOUSECOOPERS LLP
Indianapolis, IN
June 17, 2002

ESI 401(k) Plan

Statements of Net Assets Available for Benefits

at December 31, 2001 and 2000

	December 31,
	2001	2000

Assets:

Investments, at fair value:
Registered investment companies	$29,916,507	$30,069,531
Common/collective fund	7,317,491	6,083,186
Employer securities	27,165,147	17,331,641
Cash and cash equivalents	7,594	30,573
Participant loans	2,134,241	2,053,326
Total investments	66,540,980	55,568,257

Contributions receivable:
Employer	237,371	462,841
Participant	461,102	371,968

Total assets	67,239,453	56,403,066

Liabilities:

Accrued excess contributions	17,486	—

Net assets available for benefits	$67,221,967	$56,403,066

The accompanying notes are an integral part of these financial statements.

ESI 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

for the years ended December 31, 2001 and 2000

	For the Years Ended December 31,
	2001	2000

Additions to net assets:
Contributions:
Employer	$2,340,702	$2,525,143
Participant	5,439,870	4,533,061
Rollover	65,730	126,635
Investment income:
Net appreciation in fair value of investments	9,164,863	211,475
Interest and dividends	997,061	2,722,557
Total additions	18,008,226	10,118,871

Deductions from net assets:
Disbursements to participants	(7,095,635)	(4,941,527)
Administrative expenses	(93,690)	(91,556)
Total deductions	(7,189,325)	(5,033,083)

Net increase	10,818,901	5,085,788

Net assets available for benefits, at beginning of year	56,403,066	51,317,278

Net assets available for benefits, at end of year	$67,221,967	$56,403,066

The accompanying notes are an integral part of these financial statements.

ESI 401(k) Plan

Notes to Financial Statements

December 31, 2001 and 2000

1.             Summary of Plan Provisions

The following description of the ESI 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Summary Plan Description and the Plan document for more complete descriptions of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all salaried employees of ITT Educational Services, Inc. (“ESI” or “Employer”) (or an affiliate of ESI that adopts the Plan) who have completed one year of service.  It is subject to Section 401(a) of the Internal Revenue Code (the “IRC”) and the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The ESI Employee Benefit Plan Administration and Investment Committee (the “Committee”) is the plan administrator of the Plan for purposes of ERISA.  J.P. Morgan/American Century Retirement Plan Services provides administrative services under a written agreement with the Committee.  UMB Bank, N.A. is the trustee of  the Plan.

Contributions

Each year, a participant may contribute up to 16% of pretax annual base compensation, as defined in the Plan.  ESI makes a matching contribution equal to 50% of the first 5% of base compensation that a participant contributes to the Plan during each payroll processing period.  In addition, ESI makes a retirement contribution of 1% of a participant’s base compensation for each payroll processing period.  ESI contributions are made or invested in ESI common stock.  Participant contributions are invested among a number of available investment funds as directed by each participant.  At age 55, participants may choose to re-allocate existing ESI contribution accounts and allocate all future ESI contributions among all available investment funds.  Contributions are subject to certain limitations.

Participant Accounts

Each participant’s  account is credited with the participant’s contributions, the ESI matching and retirement contributions and an allocation of Plan earnings derived from the participant’s investment options, and is charged with an allocation of administrative expenses.  Earnings and administrative expenses are allocated among the funds based on account balances.  The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s Plan account.  Forfeitures from terminated participants’ non-vested accounts are used to reduce future ESI contributions.  Total forfeitures for participants’ non-vested accounts used to reduce ESI contributions were $207,201 for 2001 and $86,420 for 2000.  Total forfeitures available, which can be used to reduce future ESI contributions, were $378,014 at December 31, 2001.

Vesting

Participants are 100% vested in their contributions and ESI retirement contributions, plus any actual earnings on those contributions.  Vesting in the ESI matching contributions and the earnings on those contributions is based on the participant’s years of continuous service with ESI in accordance with the following table:

Years of Service	Vested Percent
Less than 1	0%
At least 1, but less than 2	20%
At least 2, but less than 3	40%
At least 3, but less than 4	60%
At least 4, but less than 5	80%
At least 5	100%

Loans

A participant may borrow from his or her Plan account, while employed by ESI, up to the lesser of $50,000 or 50% of the vested portion of the Plan account balance.  Loan terms cannot exceed five years, unless the loan is to be used in conjunction with the purchase of a participant’s primary residence.  The loans are secured by the amounts transferred to the Loan Fund (as defined in the Plan) from the participant’s Plan account and bear interest at a rate determined by the Committee.  Loan principal and interest are paid ratably by payroll deductions, or as otherwise agreed to by the participant and the Committee.

Investment Options

The Plan trustee has established and maintains 12 separate investment funds (i.e., ten mutual funds, a common/collective fund and a stock fund) into which participants may direct their contributions.  Those 12 separate funds are as follows:

•                                          American Century Ultra Fund-Invests in a diversified portfolio of medium- and large-size companies that fund management considers to have above-average potential for appreciation.

•                                          American Century Real Estate Fund-Invests primarily in securities issued by real estate investment trusts with potential for long-term capital appreciation.

•                                          American Century Value Fund-Invests in equity securities of well-established companies that fund management believes to be undervalued at the time of purchase.

•                                          American Century International Growth Fund-Invests in a diversified range of foreign companies with above-average potential for appreciation.

•                                          American Century Strategic Allocation Fund:  Conservative-Invests in equity securities and some bond and money market securities with the objective of moderate long-term growth.

•                                          American Century Strategic Allocation Fund:  Moderate-Invests in equity securities and maintains a sizable stake in bonds and money market securities to provide long-term growth and some regular income.

•                                          American Century Strategic Allocation Fund:  Aggressive-Invests in equity securities and some bonds and money market securities to provide long-term growth and a small amount of income.

•                                          American Century Income & Growth Fund-Invests in stocks of companies with strong dividend growth potential and large U.S. companies whose stocks appear under valued.

•                                          J.P. Morgan Pierpont U.S. Small Company Fund-Invests in equity securities of small companies considered to be likely to provide a high total return.

•                                          J.P. Morgan Pierpont Bond Fund-Invests in a diversified portfolio of fixed income securities, including, but not limited to, U.S. government and agency securities, corporate securities, private placements and asset-backed mortgage-related securities.

•                                          SEI Trust Stable Asset Fund-Invests exclusively in a diversified pool of high-quality fixed income securities.

•                                          ESI Stock Fund-Invests in shares of ESI common stock.

Distributions

A participant is eligible to receive a distribution from the Plan upon the participant’s termination of service, death, disability, retirement or demonstration of financial hardship.  Payments are normally made in the form of a single lump sum.  If the value of the participant’s vested Plan account balance exceeds $5,000, however, the participant may elect instead to receive payment in one of the following forms:  (a) annual installments; (b) monthly installments; or (c) a nonforfeitable annuity, which may be purchased from an insurance company by the Plan on the participant’s behalf or paid directly from the fund.  At December 31, 2001, there were $100,625 of benefits which had been approved but were not paid until 2002.

2.             Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investments and Investment Income

Investments are stated at fair value as determined by the Plan trustee at the quoted market value or unit values based on quoted market values as of the last business day of the Plan year.  Participant loans are valued at cost, which approximates fair value.

The Plan presents in its statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.  Purchases and sales of investments are recorded on a trade-date basis.

Risks and Uncertainties

The Plan provides for various investment options in funds that invest in stocks, bonds, fixed income securities and other investment securities.  The underlying investment securities are exposed to various risks, such as interest rates, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Payment of Benefits

Disbursements to participants are recorded when paid.

Reclassifications

Certain information in the accompanying statement of net assets available for benefits at December 31, 2000 was reclassified to conform to the classification reported in the statement of net assets available for benefits at December 31, 2001 in accordance with the American Institute of Certified Public Accountants Statement of Position 99-3, “Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters.”  The reclassification did not affect the total amount of net assets available for benefits at December 31, 2000.

3.             Investments

The following is a summary of the fair value of investments that represent 5% or more of net assets available for  benefits at December 31, 2001 and 2000:

	December 31,
	2001	2000
SEI Trust Stable Asset Fund	$7,317,491	$6,083,186
American Century Strategic Allocation Fund: Moderate	7,013,933	7,137,775
American Century Income & Growth Fund	10,892,027	11,694,946
American Century Ultra Fund	5,087,474	6,379,064
ESI Stock Fund — participant-directed	6,155,152	4,452,712
ESI Stock Fund — nonparticipant-directed	21,017,589	12,909,502

During 2001 and 2000, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $9,164,863 in 2001 and $211,475 in 2000 as follows:

	2001	2000

Registered investment companies	$(3,024,599)	$(5,430,566)
Employer securities	12,189,462	5,642,041
	$9,164,863	$211,475

4.             Nonparticipant-Directed Investments

The Plan’s ESI Stock Fund contains participant-directed and nonparticipant-directed investments, which consist of shares of common stock and cash equivalents.  The net asset value of the nonparticipant-directed investments in the ESI Stock Fund was $21,017,589 at December 31, 2001 and $12,909,502 at December 31, 2000.  The significant components of the changes in net assets relating to the nonparticipant-directed investments in the Plan’s ESI Stock Fund are as follows:

December 31, 2001

Changes in Net Assets:
Contributions	$2,642,082
Interest and Dividends	8,561
Net appreciation	8,657,956
Benefits paid to participants	(1,870,146)
Transfers to participant-directed investments	(1,330,366)
$8,108,087

5.             Administrative Fees

Participant accounts were charged $93,690 for administrative fees related to the Plan for the year ended December 31, 2001 and $91,556 for the year ended December 31, 2000.  ESI paid administrative fees of $29,500 for the year ended December 31, 2001 and $56,850 for the year ended December 31, 2000.

6.             Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by J.P. Morgan/American Century or its affiliates and, therefore, these investments qualify as party-in-interest transactions, which are exempt from the ERISA prohibited transaction rules.  In addition, participants in the Plan may invest their contributions in the ESI Stock Fund, which primarily holds shares of ESI common stock.  At December 31, 2001, the ESI Stock Fund held 736,782 shares with a historical cost of $19,044,376 and a market value of $27,165,147.  At December 31, 2000, the ESI Stock Fund held 788,912 shares with a historical cost of $19,320,011 and a market value of $17,331,641.

7.             Plan Termination

Although it has not expressed any intent to do so, ESI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their Plan accounts.

8.             Tax Status

The Internal Revenue Service issued a determination letter on April 13, 1999 stating that the Plan qualifies for tax-exempt status under the applicable provisions of the IRC.  Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe the Plan design and operation comply with the applicable requirements of the IRC.

The accompanying financial statements differ from the related Form 5500, Return/Report on Employee Benefit Plan.  Accrued benefits of $100,625 are included on the Form 5500 but not in the accompanying financial statements.

9.             Subsequent Plan Amendments

Several amendments to the Plan became effective on January 1, 2002.  These amendments do not affect the accompanying financial statements, but they will have a significant effect on future Plan operations.  The following is a brief summary of the significant amendments, which should be read in conjunction with the current plan provisions outlined in note 1 to the financial statements:

•                                          The 1% retirement contribution made by ESI has been eliminated.

•                                          ESI’s matching contribution will be 100% of the first 1% of base compensation and 50% on the next 4% of base compensation that a participant contributes to the Plan during each payroll processing period.

•                                          ESI’s matching contributions for:

•                                          a current employee as of January 1, 2002 vests 20% for each of the first two full years and 60% for the third full year that the employee is employed by ESI; and

•                                          a person employed by ESI on or after January 1, 2002 vests 0% for each of the first two full years and 100% for the third full year that the employee is employed by ESI.

•                                          Distribution in the form of an annuity is no longer an option.

ESI 401(k) Plan

Schedule H line 4i:

Schedule of Assets Held at End of Year

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost**	Current Value
* Participant loans	Rates range from 6.0%—10.5%	$0	$2,134,241
* SEI Trust Stable Asset Fund	Common/collective fund		7,317,491
* American Century Ultra Fund	Registered investment company		5,087,474
* American Century Real Estate Fund	Registered investment company		745,915
* American Century Value Fund	Registered investment company		1,475,838
* American Century International Growth Fund	Registered investment company		1,475,584
* American Century Strategic Allocation Fund: Conservative	Registered investment company		322,935
* American Century Strategic Allocation Fund: Moderate	Registered investment company		7,013,933
* American Century Strategic Allocation Fund: Aggressive	Registered investment company		963,671
* American Century Income & Growth Fund	Registered investment company		10,892,027
* J.P. Morgan Pierpont Small Company Fund	Registered investment company		667,973
* J.P. Morgan Pierpont Bond Fund	Registered investment company		1,271,157
* ESI Stock Fund — Nonparticipant-Directed	Common stock	14,709,954	21,014,878
* ESI Stock Fund — Participant-Directed	Common stock		6,150,269
* ESI Stock Fund — Nonparticipant-Directed	Cash and cash equivalent	2,711	2,711
* ESI Stock Fund — Participant-Directed	Cash and cash equivalent		4,883
			$66,540,980

*              Denotes party-in-interest.

**           Cost information is not required for participant-directed funds.

ESI 401(k) Plan

Schedule H line 4j:

Schedule of Reportable (5%) Transactions

for the year ended December 31, 2001

Identity of Party	Description of Asset	Purchase Price	Selling Price	Lease Rental	Expense Incurred With Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)

Category (iii) — Series of transactions in same investment which exceeds 5% of net assets at December 31, 2000 *:

ESI Stock Fund	Common stock	$4,789,803				$4,789,803	$4,789,803	—

ESI Stock Fund	Common stock		$7,917,655			$5,843,482	$7,917,655	$2,074,173

* Includes nonparticipant-directed activity only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the ESI Employee Benefit Plan Administration and Investment Committee, the plan administrator of the ESI 401(k) Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ESI 401(k) PLAN

Date: June 24, 2002	By:	/s/ Joseph B. Rainier
Joseph B. Rainier, Chairperson of the ESI Employee Benefit Plan Administration and Investment Committee

INDEX TO EXHIBIT

Exhibit No.	Description

23	Consent of Independent Accountants